Filed Pursuant to Rule 424(b)(3)
Registration No. 333-135715

Prospectus Supplement No. 2 dated November 14, 2006
(To Prospectus dated July 21, 2006 and filed on July 21, 2006 File No. 333-135715)

INNOVATIVE CARD TECHNOLOGIES, INC.

PROSPECTUS

3,899,065 shares of Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated July 21, 2006 (as supplemented with a Prospectus Supplement dated August 2006) with the following additions and changes:

1)	Update our prospectus dated July 21, 2006 with the attached following document:

a.	Financial Information for the quarterly period ended: September 30, 2006.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: September 30, 2006	A

PART I - FINANCIAL INFORMATION
 ITEM 1. FINANCIAL STATEMENTS

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2006	December 31, 2005
ASSETS	(unaudited)

CURRENT ASSETS
Cash and cash equivalents	$9,916,221	$3,277,532
Accounts receivable	19,830	18,297
Prepaids and other current assets	46,626	11,773
Deposits on raw materials held for production	1,504,422	100,000
Raw materials held for production	226,904	172,497
Work in progress inventory	594,101
Total current assets	12,308,104	3,580,099
PROPERTY AND EQUIPMENT, NET	250,981	241,264
RENT DEPOSITS	71,244	0
INTANGIBLE ASSETS	20,303,105	—
Total assets	$32,933,434	$3,821,363

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$127,233	$252,806
Accounts payable - related parties	1,065,234	15,000
Short term portion of capital lease	9,897	9,331
Deferred revenue	142,526	37,143
Total current liabilities	1,344,890	314,280

LONG TERM LIABILITIES
Long term portion of capital lease	860	8,355
Total liabilities	1,345,750	322,635

STOCKHOLDERS' EQUITY
Preferred stock $0.001 par value, 5,000,000 shares
Authorized, 0 (unaudited) and 0 shares issued and outstanding	—	—
Common stock $0.001 par value, 50,000,000 shares
Authorized, 28,246,708(unaudited) and
17,964,566 shares issued and outstanding	26,525	17,965
Additional paid-in capital	42,290,622	10,347,710
Accumulated deficit	(10,729,463)	(6,866,947)
Total stockholders' equity	31,587,684	3,498,728
Total liabilities and stockholders' equity	$32,933,434	$3,821,363

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$32,389	$133	$34,617	$2,878
Cost of Goods Sold	—	—	—	—
Gross Margin	32,389	133	34,617	2,878
Operating expenses
Administrative	792,269	283,339	2,731,453	791,950
Consulting Fees	21,250	48,750	63,750	63,750
Professional Fees	202,905	58,981	757,200	324,712
Research and development	221,824	247,411	565,471	693,218
Total operating expenses	1,238,248	638,481	4,117,874	1,873,630
Loss from operations	(1,205,859)	(638,348)	(4,083,257)	(1,870,752)
Other income (expense)
Interest income	135,796	61	224,180	189
Interest expense	(242)	(17,220)	(1,043)	(38,189)
Total other income (expense)	135,554	(17,158)	223,137	(38,000)
Income (loss) before provision
for income taxes	(1,070,305)	(655,506)	(3,860,120)	(1,908,752)
Provision for income taxes	—	—	(2,400)	(800)
Net loss	$(1,070,305)	$(655,506)	$(3,862,520)	$(1,909,552)
Basic and diluted loss per share	$(0.04.)	$(0.06)	$(0.18)	$(0.21)
Weighed-average
common shares outstanding	27,945,455	10,893,500	21,909,690	9,053,985

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2005	—	$—	17,964,566	$17,965	$10,347,710	$(6,866,947)	$3,498,728
Exercise of warrants (unaudited)	—	—	274,500	275	280,351	—	280,625
Issuance of 3,785,500 shares of
Common Stock (unaudited)	—	—	3,785,500	3,785	11,352,715	—	11,356,500
Offering costs (unaudited)	—	—	—	—	(1,027,318)	—	(1,027,318)
Issuance of 4,500,000 shares of
Common Stock issued in
Connection with the acquisition (unaudited)
Of certain assets of nCryptone (unaudited)			4,500,000	4,500	19,737,000	—	19,741,500
Stock compensation expense
(unaudited)	—	—	—	—	316,827	—	316,827
Warrant compensation expense
(unaudited)	—	—	—	—	1,283,338	—	1,283,338
Cashless exercise of warrants (unaudited)			1,722,142
Net loss for the nine months
ended September 30, 2006 (unaudited)	—	—	—	—	—	(3,862,520)	(3,862,520)
Balance, September 30, 2006 (unaudited)	—	$—	28,246,708	$26,525	$42,290,622	$(10,729,467)	$31,587,680

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss	$(3,862,520)	$(1,909,552)
Adjustments to reconcile net loss to net cash
used in operating activities
Depreciation and amortization	81,658	51,864
Stock compensation expense	316,827	—
Warrant compensation expense	838,845	—
(Increase) decrease in Accounts receivable	13,297	3,315
Prepaid expenses and other current assets	(34,852)	29,235
Deposits on raw materials held for production	(1,006,465)	(135,951)
Raw materials held for production	(648,509)	—
Payment for Rental Deposit	(71,244)
Increase (decrease) in Accounts payable and accrued expenses	(125,574)	780,063
Accounts payable - related parties	50,224	190,831
Deferred revenue	105,383	(3,058)
Net cash used in operating activities	(4,342,930)	(993,253)
Cash flows from investing activities
Purchase of Property and Equipment	(65,752)	(269,702)
Net cash used in investing activities	(65,752)	(269,702)
Cash flows from financing activities
Gross Repayment from/of notes payable	—	(54,701)
Proceeds from exercise of warrants	280,625	—
Proceeds from Demand Notes	—	50,000
Payable Related Parties	—	650,000
Advance stock subscriptions	—	196,000
Proceeds from 5/30/06 Common Stock offering	11,356,500	—
Offering costs- 5/30/06 Common Stock offering	(582,825)	—
Interest payable- related parties	—	21,183
Interest paid	—	333
Payments on capital lease	(6,928)	(6,405)
Net cash provided by financing activities	11,047,372	856,410
Net decrease in cash and cash equivalents	6,638,689	(406,545)
Cash and cash equivalents, beginning of year	3,277,532	541,784
Cash and cash equivalents, end of period	$9,916,221	$135,239

The accompanying notes are an integral part of these consolidated financial statements

INNOVATIVE CARD TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005 (UNAUDITED)

Supplemental disclosures of cash flow information

Interest paid	$243	$17,200
Income tax paid	$—	$800

On May 30, 2006, the Company issued warrants to purchase 113,565 shares of common stock at an exercise price of $3.30 to T.R Winston in conjunction with the Company’s May 30, 2006 financing and recognized $444,493 in offering costs relating to the issuance of these warrants.

On June 28, 2006 the Company exchanged 4,500,000 shares of its common stock for certain assets of nCryptone. Among the assets acquired were: intangible assets of $19,303,095, accounts receivable of $14,830, fixed assets of $25,619, and deposits on raw materials inventory of $397,956.

On June 28, 2006, the Company entered into an agreement with nCryptone whereby for $1,000,010, the Company could acquire a license to nCryptone's buzzer patent exclusively for the Company's Sound Card, a card that emits a musical sound by pressing a button on the card. The license to the buzzer patent is royalty-free, and expires on November 2018 and the $1,000,010 is payable within one year of June 28, 2006.

On July 17, 2006, warrant holders cashlessly exercised 2,150,000 warrants resulting in the issuance of 1,722,142 shares of Common Stock.

The accompanying notes are an integral part of these consolidated financial statements.

INNOVATIVE CARD TECHNOLOGIES, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2006

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

GENERAL

The accompanying consolidated financial statements of Innovative Card Technologies, Inc. ("ICTI") include the amounts of its wholly-owned subsidiary, PSA Co. and LensCard US, LLC ("LensCard US"), formerly Universal Magnifier, LLC, organized under the laws of the State of Delaware on January 7, 1999 and LensCard International Limited ("LensCard International"), formerly Universal Magnifier International Limited ("UMIL"), incorporated as an International Business Company under the laws of the British Virgin Islands on August 21, 1995. On January 7, 1999, LensCard US merged with Universal Magnifier LLC ("UMUS"), a California limited liability company founded in January, 1998, for the purpose of changing the place of organization of UMUS.

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS (CONTINUED)

COMPANY OVERVIEW

The Company (as defined in Note 2) researches, develops and markets technology-based card enhancements that enable issuers to improve card functionality, reduce attrition and increase acquisition rates of customers. It commenced sales of its first product, the LensCard, or a card embedded with a small magnifying lens, in 1998. Since 2002, its core focus has been and continues to be research and development and marketing of its power inlay technology which brings power-based applications, including light, sound and display screens, to cards. Power inlay technology consists of a battery, circuit, and switch that can power applications on credit cards and other information-bearing plastic cards. The Company has devoted a significant majority of its efforts to complete the development of its power inlay technology, initiate marketing and raising the capital required to do so. The Company has generated limited revenues from licensing its LensCard product, most of which have terminated.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated interim financial statements of Innovative Card Technologies, Inc., its wholly owned subsidiary, PSA Co. (the "Company"), Lens Card US, LLC, and Lens Card International Limited have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company's annual report on Form 10-KSB for the year ended December 31, 2005. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The actual results experienced by the Company may differ from management's estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth therein. The interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's 2005 audited financial statements contained in Form 10-KSB filed with the Securities and Exchange Commission on March 20, 2006. Interim results are not necessarily indicative of the results for a full year.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Innovative Card Technologies and its wholly-owned subsidiary, PSA Co., LensCard US, LLC, and LensCard International (the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

REVENUE RECOGNITION

The Company's revenue is partially derived from various royalty agreements and is recognized when sales are reported by the licensee. Deferred revenue consists of payments received in advance of revenue being reported by the licensee to the Company. The Company also derived revenue from contracts with clients relating to non recurring engineering engagements whereby for a fee, the Company creates a DisplayCard specifically for that client. If the Company is able to determine the costs of completing a non recurring engineering engagement, it will recognize revenues and costs according to the percentage of completion method. If the Company is unable to determine its costs for the non recurring engineering engagement, it will recognize revenue based upon the completed contract method.

CASH AND CASH EQUIVALENTS

For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

INVENTORY

The Company records its raw materials inventory at the cost paid to the third party manufacturer. The Company records its Work in progress inventory at the cost paid to the third party manufacturer. Only third party costs are allocated to inventory. No internal costs are allocated to inventory.

STOCK BASED COMPENSATION

Effective with the Company's fiscal year that began on January 1, 2006, the Company has adopted the accounting and disclosure provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123R, "SHARE-BASED PAYMENTS" using the modified prospective application transition method. This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period during which an employee is required to provide service in exchange for the award, the vesting period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. During the nine months ended September 30, 2006, the Company incurred $316,827 of compensation expense relating to the vesting of stock options which increased the Company's Additional Paid in Capital account.

MAJOR SUPPLIERS

The Company obtains the battery, a key component for the Company's power inlay technology, from a single source, Solicore, Inc., on a purchase order basis. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations, delay production for up to nine months and impair the Company's ability to manufacture and sell products.

The Company obtains the display, a key component for the Company's DisplayCard, from a single source, SmartDisplayer, pursuant to the Company's agreement with SmartDisplayer. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations relating to the DisplayCard, delay production of the DisplayCard for up to twelve months and impair the Company's ability to manufacture and sell the DisplayCard.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation and amortization using the double-declining method over estimated useful lives of five to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, prepaid expenses and other current assets, due from related parties, accounts payable and accrued expenses and deferred revenue. The estimated fair value of such instruments approximate their carrying value because of the short term maturity of these instruments or the stated interest rates are indicative of market interest rates.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

LOSS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Since their effect would have been anti-dilutive, common stock equivalents of 4,772,198 warrants and 1,925,000 stock options were excluded from the calculation of diluted loss per share for the three and nine months ended September 30, 2006. Since their effect would have been anti-dilutive, common stock equivalents of 2,400,000 warrants and 1,235,000 stock options were excluded from the calculation of diluted loss per share for the three and nine months ended September 30, 2005.

INCOME TAXES

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The significant components of the provision for income taxes for the nine months ended September 30, 2006 and 2005 were $2,400 and $800, respectively. This current provision contains no deferred state or federal income taxes.

Due to its current net loss position, the Company has provided a valuation allowance in full on its net deferred tax assets in accordance with SFAS 109 and in light of the uncertainty regarding ultimate realization of the net deferred tax assets.

ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. Cash balances are in excess of the insured limit.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections. SFAS No. 154 replaces Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provision, those provisions should be followed.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this Statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by this Statement.

 NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assests and Extinguishment of Liabilities" ("SFAS 140"). SFAS 155 amends SFAS 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS 155 also amends SFAS 140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. The Company is currently evaluating the impact of this new Standard, but believes that it will not have a material impact on the Company's financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN No. 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 should be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that fiscal year. The provisions of FIN No. 48 are effective for fiscal years beginning after December 15, 2006. Earlier application is permitted as long as the enterprise has not yet issued financial statements, including interim financial statements, in the period of adoption. The Company believes that the adoption of FIN No. 48 will not have a material impact on the Company’s financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company is currently determining the effect, if any, the adoption of SFAS No. 157 will have on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan - an amendment of FASB Statement No. 87, 88, 106 and 132(R). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur. SFAS No. 158 is effective for fiscal years ending after December 15, 2006. The Company believes that the adoption of SFAS No. 158 will not have a material impact on the Company’s financial position, results of operations or cash flows.

 In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in a misstated amount that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 3 - DEPOSITS ON RAW MATERIALS HELD FOR PRODUCTION

Deposits for raw materials held for production at September 30, 2006 and December 31, 2005 consisted of the following and are stated at the amount deposited:

	September 30, 2006	December 31, 2005
	(unaudited)
Deposits on raw materials held for production
(display & manufacturing component)	$1,504,422	$100,000
TOTAL	$1,504,422	$100,000

These deposits for raw materials are held with three vendors.

NOTE 4 - RAW MATERIALS AND WORK IN PROGRESS INVENTORY HELD FOR PRODUCTION

Raw materials and work in progress inventory held for production at September 30, 2006 and December 31, 2005 consisted of the following and is stated at the lower of cost or market:

	September 30, 2006	December 31, 2005
	(unaudited)
Raw materials held for production
(battery component)	$226,904	$172,497
Work in progress inventory	594,101	—
TOTAL	$821,005	$172,497

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2006 and December 31, 2005 consisted of the following:

	September 30, 2006	December 31, 2005
	(unaudited)
Computer equipment	$26,678	$16,939
Office equipment	8,168	8,168
Furniture and fixtures	18,270	18,270
Production equipment, capital lease	32,598	32,598
Leasehold improvements	5,610	5,610
Production equipment	351,335	269,698
	442,659	351,283
Less accumulated depreciation and amortization	(191,678)	(110,019)
TOTAL	$250,981	$241,264

Depreciation and amortization expense was $35,514 (unaudited), $29,731 (unaudited), $81,658 (unaudited) and $51,864 (unaudited), for the three and nine months ended September 30, 2006 and 2005, respectively.

NOTE 6 - GOODWILL AND INTANGIBLE ASSET VALUATION

Upon the completion of the acquisition of nCryptone on June 28, 2006, the Company allocated the purchase price in accordance with the signed agreement with nCryptone assigning a temporary value of $19,303,095 to intangible assets and $1,000,010 to a patent license fee. The amounts assigned to goodwill and the patent license fee are being reviewed by the Company to determine the fair values and estimated useful lives of the intangible assets. The $1,000,010 patent license fee will be amortized over the life of the patent (12 years through November 2018). The Company has retained a third party valuation firm to assist the Company with the valuation of the intangible assets and patent license fee. The Company has received the report from the third party valuation firm and is in the process of determining the accounting treatment of the intangible assets. The total purchase price of the DisplayCard assets of nCryptone is summarized as follows:

Common Stock:	$19,741,500

Total Purchase Price:	$19,741,500

The valuation of the DisplayCard assets of nCryptone was estimated as of the acquisition date and the purchase price is subject to future adjustments. If the valuation is less than the value of the common stock as initially documented by the parties, the purchase price will be adjusted downward accordingly. Any such adjustment will be recorded as an adjustment to intangible assets and reflected in the final purchase price allocation.

The Company’s preliminary allocation of the purchase price is summarized as follows:

Assets:
Intangible Assets	$19,303,095
Accounts Receivable	14,830
Equipment	25,619
Inventory	397,956
Total Assets	$19,741,500

The Company has received the valuation analysis from the third party valuation firm and once The Company determines the accounting treatment, The Company may revise the allocation accordingly.

NOTE 7 - PROVISION FOR INCOME TAXES

The Company has no material temporary differences that would result in deferred taxes. The Company does, however, have loss carryforwards which may result in deferred tax assets in the future. At September 30, 2006, the Company has approximately $7,475,242 (unaudited) and $7,558,134 (unaudited) in federal and state loss carryforwards available to offset taxes through December 31, 2025 and 2011, respectively.

The Company's deferred tax asset at September 30, 2006 of $3,247,892 (unaudited) consists of loss carryforwards, state taxes, and deferred revenue and has been offset entirely by a valuation allowance. The valuation allowance account has been increased by $1,604,243 during the nine months ended September 30, 2006.  The availability of the net operating losses to offset future taxable income may be limited as a result of ownership changes in 2006 or prior years with the acquisition of nCryptone in 2006, pursuant to Internal Revenue Code Section 382. In addition, utilization of the net operating loss carryforwards would also be subject to annual usage limitation, as defined. Net operating loss limitations under Section 382 may significantly impact the timing and amount of future income tax obligations, if any. The amount of such limitation, if any, has not yet been determined.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

LEASE

Until September 30, 2006, the Company subleased its office space under a non-cancelable operating lease agreement from a stockholder. The lease required minimum monthly payments of $2,568, and required the Company to pay 15.03% of any additional rents and/or charges of any kind due from Bemel & Ross. Since May 2005, the lease became a month to month tenancy cancelable by either party with thirty days notice. The additional rents and/or charges that may be due consist of direct costs passed through the master landlord to Bemel & Ross. The direct costs are based on operating costs during the calendar year ending December 31, 2003, or the base year. Thereafter, if the direct costs in a subsequent year exceed the direct costs in the base year, the master landlord bills Bemel & Ross its proportionate share of the excess of direct costs, which may include tax costs related to real estate and/or costs and expenses incurred by the master landlord in connection with common areas of the building, the parking structure or the cost of operating the building. Through September 30, 2006, Bemel & Ross has charged the Company for additional rents and/or charges in the amount of $2,165. Future minimum lease payments under this operating lease agreement at September 30, 2006 are $0. The company terminated this lease on September 30, 2006.

On September 14, 2006. the Company entered into a sublease with sublandlord Bergman & Dacey, Inc. which commences on October 1, 2006 and expires on July 31, 2009. The Company deposited $71,244 and paid the first month's rent for October 2006. The lease requires minimum monthly payments of $16,788.60, and requires the Company to pay 32.5% of additional rents charged to Bergman & Dacey. Additional rents include building common area operating expenses, taxes and insurance. The minimum rent increases 3% on October 1st each year. Future minimum lease payments shall be $33,577 in the fourth quarter of 2006 and $202,974, $209,063 and $124,677 in calendar years 2007, 2008 and 2009 respectively.

Rent expense was $8,482 (unaudited), $8,993 (unaudited), $24,723 (unaudited) and $28,047 (unaudited) for the three and nine months ended September 30, 2006 and 2005, respectively.

REVENUE SHARING AGREEMENTS

In 1998, Universal Magnifier LLC, a California limited liability company, was founded by Alan Finkelstein, the inventor of the LensCard, and Luc Berthoud for the purpose of licensing the LensCard in the United States. In January 1999, Universal Magnifier LLC merged into LensCard US LLC, a Delaware limited liability company that was organized on January 7, 1999 for the purpose of changing Universal Magnifier's name and place of organization. In 1995, Universal Magnifier International Limited, an international business company under the laws of the British Virgin Islands, was founded for the purpose of licensing the LensCard worldwide other than the United States. In October 1998, Universal Magnifier International Limited changed its name to LensCard International Limited. In exchange for the rights to exploit the LensCard patents, trademarks and related intangibles, LensCard US LLC and LensCard International Limited agreed to make royalty payments to Alan Finkelstein and Bradley Ross.

On April 2, 2004, Alan Finkelstein, Bradley Ross and Michael Paradise, who owned one percent of Mr. Finkelstein's interest in the royalty payments, collectively transferred their rights to the royalty payments to the company in exchange for an aggregate of 5,500,000 shares of the company's common stock. The company then immediately transferred these royalty rights to PSA Co, Inc., a Delaware corporation, in exchange for 25,000 shares of PSA Co's common stock, or all of its outstanding common stock, causing PSA Co to become our wholly owned subsidiary. As of June 30, 2004, these royalty payments accounted for 100% of the company's revenue on a consolidated basis.

On April 6, 2004, LensCard US LLC exchanged all of its outstanding membership interests the company for 1,000,000 shares of the Company's common stock. Effective April 6, 2004, LensCard International Limited merged with and into our company. As a result of this reorganization and merger, the company owns the intellectual property rights to the LensCard and is obligated to make payments related to these rights to PSA Co, our wholly owned subsidiary.

As of Septemer 30, 2006, sales have not been sufficient to require any payments pursuant to the above agreements to PSA Co., the Company's wholly owned subsidiary. Any future payments that may be required will be recorded as a reduction of revenue.

PATENT AND TRADEMARK LICENSE AGREEMENTS

The Company has entered into various Patent and Trademark License Agreements with financial institutions granting a limited, non-exclusive right and license to make, distribute, market, sell, and use credit cards or debit cards containing a magnifying lens (the "Licensed Products"). These agreements are as follows:

•
An agreement dated July 9, 2001, providing for royalties to the Company at the rate of $1.20 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The Company receives sales reports within thirty days following the end of a calendar quarter from the customer. The agreement terminated July 9, 2006.

•
An agreement dated January 16, 2002 and expiring on March 31, 2004, providing for royalties to the Company at the rate of $1.50 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The Company receives sales reports within thirty days following the end of a calendar quarter from this customer. On April 1, 2004, the agreement was extended requiring a $12,500 payment by the customer with the Company receiving a royalty of $0.25 per licensed product and $0.50 for each additional LensCard sold thereafter. The revised agreement is effective until April 1, 2008.

EMPLOYMENT AGREEMENT

The Company entered into an Employment Agreement with Alan Finkelstein, its Director and President; the initial term of three years, began January 1, 1998 and has since January 1, 2000 renewed for successive one year terms. As of September 30, 2006, the termination date is December 31, 2006. However, the agreement automatically renews if not terminated. Mr. Finkelstein earns $16,667 as a monthly salary.

NOTE 9 - STOCKHOLDERS' EQUITY

PREFERRED STOCK

The Company has 5,000,000 authorized shares of $0.001 par value preferred stock. The preferred stock may be issued in series, from time to time, with such designations, rights, preferences, and limitations as the Board of Directors may determine by resolution.

•
From April 7, 2004 through October 18, 2004, investors purchased 2,568,500 shares of LensCard Corporation convertible series A preferred stock ("Preferred Stock") for $2,568,500, which includes the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of Series A Preferred Stock that were issued on April 7, 2004. Not included in the $2,568,500 is the conversion of unsecured advances owed to certain stockholders by the Company totaling $275,000 into 275,000 shares of Series A Preferred Stock. Each share of Preferred Stock has a $.001 par value, a non-cumulative dividend of $0.06 per share when and if declared by the board of directors, liquidation preference over the common stock, and conversion rights into one share of common stock at $1 per share. Each share of Preferred Stock was automatically converted into shares of common stock upon either (i) a majority of the outstanding shares of Preferred Stock, voting as a separate class, approves the conversion; or (ii) some or all of the common shares underlying the Preferred Stock are covered by an effective registration statement filed with the SEC. On May 5, 2005, the SEC declared the registration statement that covered, in part, common stock underlying the Preferred Stock effective.At such time all 2,843,500 outstanding shares of Preferred Stock converted into common stock.

NOTE 9 - STOCKHOLDERS' EQUITY (continued)

WARRANTS

The following summarizes the warrant transactions:

	Warrants Outstanding	Weighted-Average Exercise Price
Outstanding,
December 31, 2005 (unaudited)	6,833,133	$1.16
Granted during 2006 (unaudited)	363,565	3.51
Exercised during 2006 (unaudited)	(2,424,500)	$1.00
Outstanding, September 30, 2006 (unaudited)	4,772,198	$1.42

During the nine months ended September 30, 2006, warrant holders exercised 2,424,500 warrants resulting in the issuance of 1,996,639 shares of common stock and proceeds to the Company of $280,625 (unaudited). Fewer common shares were issued because of the “net exercise” of certain of these warrants.

The Company recognized $0  (unaudited) in general and administrative fees and $0  (unaudited) in offering costs relating to the issuance of warrants during the three months ended September 30, 2006.

2004 STOCK INCENTIVE PLAN

The Company's Board of Directors and stockholders approved the 2004 Stock Incentive Plan in August 2004. The 2004 Stock Incentive Plan provides for the grant of incentive stock options to the Company's employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to the Company's employees, directors and consultants.

The Company reserved a total of 2,215,000 shares of its common stock for issuance pursuant to the 2004 Stock Incentive Plan. The board of directors, or a committee of the board, administers the 2004 Stock Incentive Plan. Stock options are generally granted with terms of up to ten years and vest over a period of five years under the 2004 Stock Incentive Plan. The administrator determines the exercise price of options granted under the 2004 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of the Company's common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of the Company's stock, the exercise price must not be less than 110% of the fair market value per share of the Company's common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding stock or the outstanding stock of any parent or subsidiary of the Company, the term must not exceed five years an the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

The 2004 Stock Incentive Plan will automatically terminate on August 5, 2014, unless it terminates sooner because all shares available under the Plan have been issued or all outstanding options terminate in connection with a change of control. In addition, the board of directors has the authority to amend the 2004 Stock Incentive Plan provided its action does not impair the rights of any participant.

The following summarizes stock option transactions for the period shown:

	Nine Month Period Ended September 30, 2006 (unaudited)
ALL OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of period	1,625,000	$1.00
Options granted	300,000	3.14
Options forfeited	—	—
Options expired	—	—
Options exercised	—	—
Outstanding at end of period	1,925,000	$1.33
Exercisable at end of nine month period	560,000	$1.00

	Nine Months Period Ended September 30, 2006 (unaudited)
NON-VESTED OPTIONS		WEIGHTED AVERAGE EXERCISE PRICE
Non-vested at beginning of period	1,115,000	$1.00
Options granted	300,000	3.14
Options forfeited	—	—
Options expired	—	—
Options vested	(50,000)	1.00
Non-vested at end of nine month period	1,365,000	$1.47

The weighted average grant-date fair value of options granted during the nine month period ended September 30, 2006 was $3.14.

The weighted average remaining contractual lives of the options outstanding and options exercisable at September 30, 2006, were 7.89 years and 7.23 years, respectively.
The Company recorded $316,827 of compensation expense for employee stock options during the nine month period ending September 30, 2006. At September 30, 2006, there was a total of $1,623,974 of unrecognized compensation costs related to the non-vested share-based compensation arrangements under the 2004 Plan. The cost is expected to be recognized over a weighted average period of 3.2 years. The total fair value of shares vested during the nine month period ended September 30, 2006 was approximately $69,800. The aggregate intrinsic value of total outstanding options and total exercisable options was $6,103,050 and $1,849,700, respectively as of September 30, 2006.

Since January 1, 2006, the Company is recognizing the cost of all employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated. Prior to the adoptions of SFAS No. 123(R), the Company applied APB Opinion No. 25 and related Interpretations in accounting for its stock-based compensation plans; all employee stock options were granted at or above the grant date market price; and accordingly, no compensation cost was recognized for fixed stock option grants in prior periods.

 NOTE 9 - STOCKHOLDERS' EQUITY (continued)

If the fair value method had been applied, the Company's net loss and earnings per share would have been reduced to the pro forma amounts as follows:

	Nine Months Ended September 30, 2005	Three Months Ended September 30, 2005
	(unaudited)	(unaudited)
Net loss:
As reported	$(1,909,522)	$(655,506)
Less: Total share-based employee compensation expense
determined under fair value method for employee stock options, net of tax	(168,750)	(56,250)
Pro forma net loss	$(2,078,272)	$(711,756)
Basic and diluted loss per Share:
As reported	$(0.21)	$(0.06)
Pro forma	$(0.23)	$(0.07)

The Black Scholes assumptions used are listed below:

Nine Months Ended September 30, 2005
(unaudited)

Risk free interest rate	3.49%
Dividends	—
Volatility factor	200%
Expected life	10 years
Annual forfeiture Rate	0%

NOTE 10 - RELATED PARTY TRANSACTIONS

ACCOUNTS PAYABLE - RELATED PARTIES

Accounts payable - related parties at December 31, 2005 and September 30, 2006 consisted of amounts due for legal, expense reimbursement, and license fees and were $15,000 and $1,065,234 (unaudited), respectively. As of December 31, 2005 and September 30, 2006, $5,000 and $50,000 (unaudited) is owed to Blakely, Sokoloff, Taylor & Zafman, LLP (BSTZ), a law firm which, the Company's director, George Hoover, is a partner in, $10,000 and $ 0 (unaudited) is owed to Alan Finkelstein, a related party, and $0 and $1,015,234 (unaudited) is owed to nCryptone, S.A., respectively. The September 30, 2006 amounts are currently due to BSTZ and nCryptone, S.A..

CONSULTING AGREEMENTS

The Company entered into Consulting Agreements with Forest Finkelstein, who is a related party. During the nine months ended September 30, 2006 and 2005, the Company paid $63,750 (unaudited) and $5,000 (unaudited), respectively, to Forest Finkelstein.

LEGAL SERVICES

The Company receives legal services from Blakely, Sokoloff, Taylor and Zafman, LLP, a law firm that George Hoover, a director of the Company, is a partner in. During the nine months ended September 30, 2006 and 2005, the Company paid $148,846 (unaudited) and $99,633 (unaudited), respectively, to this entity for legal services rendered.

NOTE 11 - SUBSEQUENT EVENTS (UNAUDITED)

 On October 3, 2006, a warrant holder exercised 88,950 warrants resulting in the issuance of 88,950 shares of common stock for proceeds of $111,187.50.

On October 16, 2006, a warrant holder exercised 28,650 warrants resulting in the issuance of 28,650 shares of common stock for proceeds of $35,812.50.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following Management's Discussion and Analysis of our Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included as part of this Quarterly Report. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as "may", "will", "expect", "anticipate", "estimate", "seek", "intend", "believe" or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, research and development expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed below and elsewhere in this Form 10-QSB, particularly in "Factors That May Affect Results," that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review the risk factors set forth in other documents we file from time to time with the Securities and Exchange Commission.

OVERVIEW

Since 2002, our core focus has been and continues to be on research and development and marketing of our power inlay technology that is designed to bring power-based applications, including light, sound and display screens, to ISO compliant cards. Power inlay technology consists of a battery, circuit, and switch that can power applications on credit cards and other information-bearing plastic cards. We have devoted a majority of our efforts to complete the development of our power inlay technology, initiate marketing and raising the financing required to do so and fund our expenses. We have generated limited revenues that derive from licensing agreements of our LensCard product, most of which have terminated, and initial sales of the LightCard. At this time, we have no plans to renew the LensCard licensing agreements or to further market or sell the LensCard, unless requested by a customer. We are actively pursuing sales of our DisplayCard.

Since inception, we have been unprofitable. We incurred a net loss of $3,862,520 during the nine months ended September 30, 2006. As of September 30, 2006, we had an accumulated deficit of $10,729,463. Our continued existence is dependent upon our ability to obtain additional financing. We anticipate that the sales of our LightCard, SoundCard, and DisplayCard will not be sufficient enough to sustain our operations, and further anticipate that after such introduction we will continue to incur net losses due to our costs exceeding our revenues for an indefinite period of time. Our capital requirements for the next 12 months, as they relate to retaining and obtaining key personnel, implementation of a sales force for our products, and further research and development relating to the production of our power inlay technology, have been and will continue to be significant. To date, our operations have been funded primarily through equity financings totaling $21,769,316. We believe that we will have enough funding to meet our cash needs and continue our operations for the next twelve months.

Our first product, the LightCard, or a financial card that has a light with or without a magnifying lens, has been fully developed. Presently, we are able to produce 20,000 LightCards per month. If the demand for the LightCard is substantial and we decide to increase production capacity, we may be able to increase our capacity up to 100,000 total cards per month if we are able to order and have additional production equipment delivered, installed, and operational within six months. However, our ability to produce up to 100,000 LightCards per month is limited to the amount of component parts we are able to procure. One of these key components of our power inlay technology, which provides the power to our cards, is the battery which is presently available from only one supplier, Solicore, Inc. Our projected cost to manufacture LightCards is unknown at this time, as we have not produced the LightCards on a mass production basis. Additionally, if there is no demand for the LightCard by banks that issue financial cards we will have no benefit from the LightCard.

Our second product, the SoundCard, or a financial card that emits a monophonic tone such as "Happy Birthday" or "Jingle Bells", has been fully developed. The SoundCard and DisplayCard are being produced using a similar manufacturing process. Since, the market demand for the DisplayCard significantly outpaces market demand for the SoundCard, we are devoting all of our resources to manufacturing the DisplayCard and therefore do not anticipate allocating any resources to build the SoundCard in the near future. However, if the demand for the SoundCard is substantial and we decide to increase our production capacity, we may be able to increase capacity up to 400,000 SoundCards per month within five months. However, our ability to produce up to 200,000 SoundCards per month is limited to the amount of component parts we are able to procure. One of these key components of our power inlay technology, which provides the power to our cards, is the battery and presently available from only one supplier, Solicore, Inc. Our projected cost to manufacture the SoundCards is unknown at this time, as we have not produced the SoundCards on a mass production basis. Additionally, if there is no demand for the SoundCard by banks that issue financial cards we will have no benefit from the SoundCard.

Our third power-based card enhancement, the DisplayCard with one time password, or DisplayCard OTP, will be available for issuance on a limited quantity basis in the end of 2006. We estimate that we will be initially able to produce 200,000 DisplayCard OTP per month. If the demand for the DisplayCard OTP is substantial and we decide to increase our production capacity, we may be able to increase capacity up to 400,000 DisplayCard OTP per month within five months. Our ability to produce the DisplayCard OTP is limited to the component parts we are able to procure. Two of these key components of the DisplayCard OTP are the battery, presently available from only one supplier, Solicore, Inc. and the display, presently available from only one supplier, SmartDisplayer. Our projected cost to manufacture the DisplayCard OTP is unknown at this time, as we have not produced the DisplayCard OTP on a mass production basis. Additionally, if there is no demand for the DisplayCard OTP by banks that issue financial cards or other entities that issue non-financial cards we will have no benefit from the DisplayCard OTP.

Our other products that are designed to use the power inlay technology are still in the early stages of development. At this time, we are unable to determine when the other products will become fully developed, manufactured and sold to banks that issue financial cards or other entities that issue non-financial cards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses for each period. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Revenue recognition. We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104, or SAB 104. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. We recognize certain long-term contracts using the completed-contract method in accordance to SOP 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type of contracts.”

To date, we have generated revenue from two sources: licensing of the LensCard to various credit card issuers and selling the LightCard to a credit card issuer. The LensCard is composed of a credit card with a small magnifying lens embedded into the card. We sell time-based LensCard licenses to various credit card issuers. We recognize royalties attributable to these time-based licenses as they are sold to the credit card issuers' customers. Royalty revenue is recognized when each LensCard is sold by an issuer in accordance with SAB 104.

We anticipate that the majority of our revenues in the coming year will come from financial cards that contain a display. We intend to sell these DisplayCards through resellers who will then sell the DisplayCards to banks that issue financial cards or other entities that issue non-financial cards.

We currently have no arrangements with any companies with regard to revenue sharing or licensing fees for financial cards that contain a light and magnifying lens. We have agreements with two banks that issue financial cards for the LensCard product, one which expired on December 31, 2004. The revenue generated from the LensCard agreements is negligible, and we expect that the sales of the LensCard will have no impact on our results of operations. We have entered into two reseller agreements for the DisplayCard, one with Gemplus (now Gemalto) and the other with nCryptone. To date, these agreements have generated no revenue.

Deferred revenue is recorded when the payments from the credit card issuers are received by us prior to the sale of the LensCard to the credit card issuers' customers or as deposits are received from third parties for the development of products.

Accounts receivable allowances. Because our sales to date have been limited and have been solely to large credit card issuers, we have experienced very few issues surrounding payment for products and services. Consequently, we have no allowances for doubtful accounts. We perform a regular review of our customer activity and associated credit risks and do not require collateral from our customers.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

OVERVIEW

Our financial results for the three months ended September 30, 2006 reflect a net loss of $1,070,304, or $0.04 per share (basic and diluted), compared to a net loss of $655,508, or $0.06 per share (basic and diluted), for the three months ended September 30, 2005.

The major factors contributing to our increased net loss of $1,070,305 during the third quarter of 2006 were administrative expenses, professional fees and research and development expenses relating to new products and improving existing products.

Revenue. Revenue consists of royalties from the LensCard.

Total revenue increased from $133 for the three months ended September 30, 2005 to $32,389 for the three months ended September 30, 2006. The increase resulted primarily from recognition of deferred revenue on LensCard royalties received from a terminated licensing agreement.

Administrative. Administrative expense consists of travel and marketing expenses, compensation expense, administrative fees, fees relating to public and investor relations and depreciation expense.

Administrative expense increased from $284,141 for the three months ended September 30, 2005 to $792,265 for the three months ended September 30, 2006. Administrative expense increased primarily due to the hiring of additional employees, insurance costs, compensation expenses relating to the vesting of employee and director's stock options, and travel expenses relating to business development. We anticipate that administrative expenses will increase in as we incur increased costs associated with establishing our operations.

Consulting expense. Consulting expense consists of payments made to independent contractors that provide services for the company.

Consulting expense decreased from $48,750 for the three months ended September 30, 2005 to $21,250 for the three months ended September 30, 2006. Consulting expense primarily decreased as a consultant had received a retroactive consulting fee in the third quarter of 2005 as approved by our board of directors. We anticipate that our consulting expense will remain relatively constant as we do not presently have the intention of hiring additional outside consultants.

Professional fees expense. Professional fees consist of amounts paid to our outside counsel, auditors and other outside services rendered to us.

Professional fees expense increased from $58,981 for the three months ended September 30, 2005 to $202,905 for the three months ended September 30, 2006. Professional fees expense increased due to legal fees for the maintenance and establishment of the company's intellectual property rights and the legal and accounting fees relating to our requirements to operate as a public company. We anticipate that professional fees will continue to increase as we will continue to incur greater costs in maintaining and establishing our intellectual property rights as well as costs of operating as a public company.

Research and Development. Research and development expense consists primarily of costs relating to the development of new credit card enhancements.

Research and development costs decreased from $247,411 for the three months ended September 30, 2005 to $221,824 for the three months ended September 30, 2006 due to a decrease in materials spending that was used for the research and development of the LightCard, SoundCard, and DisplayCard. We expect our research and development expenses to increase as we continue to invest in developing new credit card enhancements.

Interest income. Interest income increased from $61 for the three months ended September 30, 2005 to $135,796 for the three months ended September 30, 2006 due to an increased operating cash balance that was earning interest during the three months ended September 30, 2006.

Interest expense. Interest expense decreased from $17,220 for the three months ended September 30, 2005 to $242 for the three months ended September 30, 2006 primarily due to lower debt during the three months ended September 30, 2006.

COMPARISON OF THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2006 AND SEPTEMBER 30, 2005

OVERVIEW

Our financial results for the nine months ended September 30, 2006 reflect a net loss of $3,862,520, or $0.18 per share (basic and diluted), compared to a net loss of $1,909,552, or $0.21 per share (basic and diluted), for the nine months ended September 30, 2005.

The major factors contributing to our increased net loss of $3,862,520 during the third quarter of 2006 were administrative expenses, professional fees and research and development expenses relating to new products and improving existing products.

Revenue. Revenue consists of royalties from the LensCard.

Total revenue increased from $2,878 for the nine months ended September 30, 2005 to $34,617 for the nine months ended September 30, 2006. The increase resulted primarily from additional royalty revenue recognized from the LensCard. LensCard revenues continue to be minimal as we have not been actively marketing the LensCard product or licensing the LensCard product to third parties.

Administrative. Administrative expense consists of travel and marketing expenses, compensation expense, administrative fees, fees relating to public and investor relations and depreciation expense.

Administrative expense increased from $791,950 for the nine months ended September 30, 2005 to $2,713,453 for the nine months ended September 30, 2006. Administrative expense increased primarily due toexpenses relating to the issuance of warrants to firms performing investor relations services, additional employees hired, insurance costs, compensation expense relating to the vesting of employee and director's stock options, and travel expenses relating to business development. We anticipate that administrative expense will increase in absolute dollars as we incur increased costs associated with establishing our operations.

Consulting expense. Consulting expense consists of payments made to independent contractors that provide services for the company.

Consulting expense remained the same at $63,750 for the nine months ended September 30, 2005 and September 30, 2006. We anticipate that our consulting expense will remain the same as we do not presently have the intention of hiring additional outside consultants.

Professional fees expense. Professional fees consist of amounts paid to our outside counsel, auditors and other outside services rendered to us.

Professional fees expense increased from $324,712 for the nine months ended September 30, 2005 to $757,200 for the nine months ended September 30, 2006. Professional fees expense increased due to legal fees relating to the acquisition of the DisplayCard assets of nCryptone, legal fees for the maintenance and establishment of the company's intellectual property rights and the legal and accounting fees relating to our requirements to operate as a public company. We anticipate that professional fees will continue to increase as we will continue to incur greater costs in maintaining and establishing our intellectual property rights as well as costs of operating as a public company.

Research and Development. Research and development expense consists primarily of costs relating to the development of new credit card enhancements.

Research and development costs decreased from $693,218 for the nine months ended September 30, 2005 to $565,471 for the nine months ended September 30, 2006 due to a decrease in materials spending that was used for the research and development of the LightCard, SoundCard, and DisplayCard. However, we expect our research and development expenses to increase as we continue to invest in developing variations on the DisplayCard and new card enhancements.

Interest income. Interest income increased from $189 for the nine months ended September 30, 2005 to $224,180 for the nine months ended September 30, 2006 due to an increased operating cash balance that was earning interest during the nine months ended September 30, 2006.

Interest expense. Interest expense decreased from $38,189 for the nine months ended September 30, 2005 to $1,043 for the nine months ended September 30, 2006 since there was insignificant debt outstanding during the nine months ended September 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity had been cash and cash equivalent balances, which were $3,277,532 at December 31, 2005 and $9,916,221 as of September 30, 2006. Since our inception, we have incurred significant losses, and as of December 31, 2005 and September 30, 2006 we had an accumulated deficit of $6,866,947 and $10,729,463, respectively.

Net cash used in operating activities was $4,342,930 for the nine months ended September 30, 2006 as compared with $993,253 for the nine months ended September 30, 2005. This significant increase in cash used was primarily due to a greater net loss, not deferring payables, and additional purchases of raw materials held for production and deposits for raw materials held for production.

Net cash used in investing activities was $65,752 for the nine months ended September 30, 2006 as compared with $269,702 for the nine months ended September 30, 2005. The decrease was due to less production equipment being purchased during the nine months ended September 30, 2006.

Net cash provided by financing activities was $11,047,372 for the nine months ended September 30, 2006 as compared to $856,410 for the nine months ended September 30, 2005. The increase occurred because of $11,356,500 in gross proceeds from the private offering that took place during the nine months ended September 30, 2006.

EQUITY AND DEBT FINANCINGS AND ACCOUNTS PAYABLE

To date, our operations have been funded primarily through equity financings totaling $21,769,316. We believe that we will have enough funding to meet our cash needs and continue our operations for the next twelve months.

On December 23, 2003, we entered into a Securities Purchase Agreement with Bristol Capital, LLC under which we were to sell a unit that consisted of 500,000 shares of our common stock and warrants to purchase 2,400,000 shares of our common stock at an exercise price of $1.00 per share in exchange for $50,000. The closing was contingent upon Bristol Capital, LLC introducing potential investors to us and these potential investors or investment funds affiliated with Bristol Capital purchasing a minimum of $1,500,000 worth of our series A preferred stock at a price per share of $1.00 before February 1, 2004. As of May 5, 2004, the parties waived this closing contingency under the Securities Purchase Agreement. On May 5, 2004, we received $50,000 from Bristol Capital, LLC and issued 500,000 shares of our common stock and warrants to purchase 2,400,000 shares of our common stock pursuant to the Securities Purchase Agreement. On March 1, 2006, we received $50,000 as a result of 50,000 of the 2,400,000 warrants being exercised by a warrant holder. On April 3, 2006, we received $200,000 as a result of 50,000 of the 2,400,000 warrants being exercised by a warrant holder. On July 17, 2006, the holders of the remaining 2,150,000 warrants cashlessly exercised their warrants resulting in the issuance of 1,722,142 shares of Common Stock being issued. We received $0 as a result of these 2,150,000 warrants being cashlessly exercised.

From April 7, 2004 to October 18, 2004, we issued 2,568,500 shares of Series A preferred stock at a price per share of $1.00 to a number of investors pursuant to a private placement, including the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of series A preferred stock that were issued on April 7, 2004, and raised gross proceeds of $2,568,500.

On May 24, 2004, we obtained a loan in the amount of $246,128. We were required to pay interest at a rate equal to a prime rate set by City National Bank, which was 4.0%, on the loan. Beginning on December 31, 2004, we paid this loan in 10 principal payments of $6,837, but did not make the one final principal and interest payment of $158,090 on the maturity date of July 31, 2005. City National Bank then extended this loan until April 30, 2006. Additionally, on May 24, 2004, we renewed three notes payable, each in the amount of $150,000, from City National Bank that were originally dated April 22, 2003, July 16, 2003 and September 24, 2003. Of the three notes payable, one had an interest rate of 4.1%, one had an interest rate of 3.1% and one had an interest rate of 1.9%. Beginning on December 31, 2004, we were required to pay monthly interest payments on amounts drawn from the notes payable, with all outstanding principal and accrued and unpaid interest due on April 30, 2006. Prior to each note payable being fully repaid, we had drawn the full amount, $150,000 on each note payable, for an aggregate amount of $450,000 drawn through October 18, 2005. On October 19, 2005, we repaid all outstanding notes to City National Bank, including interest, totaling $595,629. We have no further borrowing capacity relating to any of these notes. As of September 30, 2006 we owed $0 relating to these notes from City National Bank.

On June 22, 2004, we issued 275,000 shares of series A preferred stock to Alan Finkelstein, Bradley Ross and Luc Berthoud in a conversion of $275,000 in unsecured advances due to Alan Finkelstein, Bradley Ross and Luc Berthoud. The conversion was made at $1.00 per share.

On October 14, 2004, we ordered production equipment from a manufacturer costing 124,400 Euros. The equipment was delivered and installed on April 15, 2005. As of December 31, 2005, we owe the manufacturer $0 for the equipment and related installation costs.

On October 25, 2004, we ordered additional production equipment from another manufacturer costing $81,900. The equipment was delivered and installed on June 22, 2005. As of December 31, 2005, we owe this manufacturer $0 for the equipment and related installation costs.

On November 30, 2004, we entered into a capital lease for production equipment that cost $32,598 with CNC Associates, Inc. that was personally guaranteed by our chief executive officer, Alan Finkelstein. The lease requires minimum monthly payments of $866 and expires on October 31, 2007.

In March 2005, we obtained loans in the form of secured demand promissory notes totaling $500,000 from Bristol Investment Fund, Ltd. and Union Finance International, Corp. Union Finance International Corp. loaned us $333,000 on June 30,2005 while Bristol Investment Fund, Ltd. loaned us $167,000 on March 30, 2005 for the combined total of $500,000. The secured demand promissory notes created security interests in our assets, excluding assets subject to liens, leases, encumbrances, defenses or other claims. The secured demand promissory notes were payable without notice by the demand of Union Finance International Corp. or Bristol Investment Fund, Ltd. There was no further borrowing capacity under both of the secured demand promissory notes. On October 11, 2005, Union Finance International Corp. transferred its $333,000 loan plus interest to BSR Investments, Ltd. On October 19, 2005, BSR Investments, Ltd. converted the loan plus interest totaling $347,816 into 347,816 shares of common stock and a warrant to purchase up to 173,908 shares of our common stock at an exercise price of $1.25 per share. On October 20, 2005 the loan, including interest, amounting to $174,504 obtained from Bristol Investment Fund, Ltd. was repaid. As of June 30, 2006, we owed Bristol Investment Fund, Ltd. and BSR Investments, Ltd. $0 relating to these secured demand promissory notes. There is no further borrowing capacity relating to any of these notes.

In August 2005, we obtained loans in the form of secured demand promissory notes totaling $200,000 from Bradley Ross and Rodger Bemel. Bradley Ross loaned us $150,000 and Rodger Bemel loaned us $50,000 on August 31, 2005 for the combined total of $200,000. The secured demand promissory notes were secured by our assets, excluding assets subject to liens, leases, encumbrances, defenses or other claims. The secured demand promissory notes were payable without notice by the demand of Bradley Ross or Rodger Bemel. There was no further borrowing capacity under both of the secured demand promissory notes. On October 19, 2005 we repaid the principal amounts owed to both Bradley Ross and Rodger Bemel in full. As of June 30, 2006, we owed Bradley Ross and Rodger Bemel $0 relating to these secured demand promissory notes. There is no further borrowing capacity relating to any of these notes.

On October 19, 2005, we completed a private equity financing pursuant to which we raised gross proceeds of $6,500,000 and converted $571,066 of indebtedness. The transaction was a unit offering, pursuant to which each investor or debt holder received a unit comprised of one share of restricted common stock and warrants convertible into 0.50 shares of restricted common stock, resulting in the placement of an aggregate 7,071,066 shares of restricted common stock and warrants convertible into an additional 3,535,533 shares of restricted common stock. The warrants have an exercise price of $1.25 per share and expire on October 19, 2010. Twenty-five investors participated in the transaction. Each and all of the investors in this financing qualified as an "accredited investor" as that term is defined in the Securities Act of 1933, as amended. The financing was arranged by TR Winston & Company, a fund manager, which received a net commission of 6% of the total gross proceeds and a warrant to purchase 780,000 shares of the Company's common stock at an exercise price of $1.25 per share that expires on October 19, 2010. Additionally, we issued a warrant to purchase 117,600 shares of our common stock at an exercise price of $1.25 per share that expires on October 19, 2010 to C.E. Unterberg, Towbin, LLC pursuant to a letter agreement we had previously entered into with C.E. Unterberg, Towbin, LLC. The following conditions were all met with respect to this transaction: (1) we did not advertise this issuance in any public medium or forum, (2) we did not solicit any investors with respect to this issuance, (3) we did not publicize any portion of the purchase or sale of the shares issued, (4) none of the shares issued were offered in conjunction with any public offering, (5) neither us nor any of the investors paid any fees to any finder or broker-dealer other than T.R. Winston & Company who acted solely as placement agent and was paid a transaction fee by us in conjunction with this issuance. There are no material relationships between the Company, the investors or their respective affiliates.

On May 30, 2006, we issued 3,785,500 shares of common stock at a price of $3.00 per share to accredited investors pursuant to a private placement for total gross proceeds of $11,356,500. T.R. Winston & Company served as placement agent for the securities sold in this transaction and received a net commission of 5% of the total gross proceeds and a warrant to purchase 113,565 shares of our common stock at an exercise price of $3.30 per share that expire on May 30, 2011. The shares of common stock we issued and the shares of common stock underlying warrants issued on May 30, 2006 have full ratchet anti-dilution protection for 12 months. If during 12 months following May 30, 2006, we obtain additional capital through the issuance of equity securities, other than the issuance of shares of common stock or securities convertible into or exchangeable for common stock of InCard in connection with (i) any mergers or acquisitions of securities, business, property or other assets (ii) joint ventures or other strategic corporate transactions, (iii) any other transaction, the primary purpose of which is not to raise capital for the company, (iv) the exercise of an option or warrant or the conversion of a security outstanding as of May 30, 2006, or (v) any employee benefit plan that has been adopted by our board and our shareholders, the holders of these then-existing shares will receive full ratchet anti-dilution protection.

FUTURE NEEDS

We have made and will continue to make commitments to our various suppliers for the purchase of DisplayCards. We anticipate that the sales of our products will not be sufficient to sustain our operations. Although we are in discussions with various investment banks, we currently do not have any binding commitments for, or readily available sources of, additional financing. In the event that additional financing is required, whether through public or private equity or debt financing, arrangements with stockholders or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us. If we issue additional equity securities to raise funds, the ownership percentage of our existing stockholders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy our capital requirements, our operations and liquidity could be materially adversely affected.

ITEM 3. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the applicable period to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

(b) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.